

07002451

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Execution LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jasper Mui **(203) 622-8774**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Associates LLP
(Name – *of individual, state last, first, middle name*)

100 Jericho Quadrangle	**Jericho**	**NY**	**11753**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2007
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

STATEMENT OF FINANCIAL CONDITION

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

December 31, 2006
with Report of Independent Auditors


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

OATH OR AFFIRMATION

I, Jasper Mui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Execution LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Operating Officer

Title



Notary Public

MARY JANE P. HOOD
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Execution LLC

(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2006

Contents

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

Report of Independent Auditors

To the Member of
Execution LLC (A wholly-owned subsidiary of Execution Holdings LLC)

We have audited the accompanying statement of financial condition of Execution LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
February 6, 2007

Execution LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 2,101,293
Receivables from brokers and dealers	181,303
Deposit at clearing broker	100,000
Receivable from affiliate	227,990
Prepaid expenses	85,913
Deferred tax asset	85,838
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $396,107	172,358
Leasehold improvements, at cost, net of accumulated depreciation of $274,977	11,986
Other assets	145,411
Total assets	$ 3,112,092
Liabilities and member's equity	
Liabilities:	
Payables to brokers and dealers	$ 30,753
Accounts payable	110,440
Income tax payable	140,846
Bonus payable	175,000
Accrued expenses	121,965
Total liabilities	579,004
Commitments and contingencies (See notes)	
Member's equity	
Member's equity	1,075,956
Retained earnings	1,457,132
Total member's equity	2,533,088
Total liabilities and member's equity	$ 3,112,092

See notes to this Statement of Financial Condition.

1. Organization

Execution LLC (the "Company") is a wholly-owned subsidiary of Execution Holdings LLC ("the Parent"), itself wholly-owned by Execution Limited ("Limited"), a broker-dealer in London, England. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company, incorporated on June 11, 2002 under the laws of the State of Connecticut, conducts business from its office in Greenwich, Connecticut. The Company commenced general operations on June 11, 2002 and commenced operations as a registered broker-dealer upon the approval of its membership application by the NASD on December 18, 2002.

The Company acts as an introducing broker and is engaged in brokerage related activities, acting as agent for foreign and United States institutional customers in the purchase and sale of United States equities. These trades are settled on a delivery versus payment basis. Securities transactions for the Company's customers are cleared through and carried by Pershing Securities LLC (the "Clearing Broker") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash

Cash consists of deposits held in Company accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company may be exposed to credit risk for the amounts of funds held in one bank in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with high quality financial institutions.

Receivables from and Deposits at Brokers and Dealers

Receivables from brokers and dealers represents funds held at the Clearing Broker in various

2. Summary of Significant Accounting Policies (continued)

accounts and primarily represent earned commissions which are generally remitted to the Company within thirty days of being earned. Additionally, a segregated clearance deposit of $100,000 is maintained at the Clearing Broker.

Income Taxes

Pursuant to U.S. tax rules, the Company, as a single-member limited liability company, has elected to be treated as a disregarded entity for U.S federal income tax purposes. The Parent made the election as a domestic eligible entity to be classified as an association which is taxable as a corporation for U.S. federal income tax purposes during 2004. Therefore, the Parent will file a U.S. Income Tax return as a separate entity for the period ending December 31, 2006, and allocates any resulting provision or benefit to the Company.

Depreciation and Amortization

Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful lives of the assets of five years. Leasehold improvements are amortized on a straight-line basis over the life of the underlying lease of three years.

3. Transactions with Customers

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. The Clearing Broker has not extended credit to such introduced customer accounts, and therefore, at December 31, 2006, there were no amounts to be indemnified to the Clearing Broker for these customer accounts.

4. Related Party Transactions

The Company executes trades on behalf of Limited and collects commissions on these trades at a prescribed rate.

4. Related Party Transactions (continued)

The Receivable from affiliate balance on the Statement of Financial Condition of $ 227,990 is recorded net after offsetting $72,316 due to Limited for expenses paid on the Company's behalf.

In March 2006, certain Company employees vested in restricted shares of Limited, for which they had paid fair value on their respective grant dates. The employees sold the shares for current fair value to a trust established by Limited, and simultaneously repurchased the shares with proceeds from the stock sales and borrowings provided by the Trust and the Company.

On December 12, 2005, the Company executed an employment agreement with a new employee which included an advance to this new employee of $100,000. The advance was amortized on a straight-line basis over one year through December 12, 2006, at which time the advance was earned.

The Company executed Loan Agreements with three employees on March 28, 2006. The stated principal loan amounts total $62,874. The loans are non-interest bearing and payable upon liquidation of Limited shares currently held by the borrowers.

5. Net Capital Requirements

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of $100,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $1,803,592 which was $1,703,592 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.3 to 1.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

6. Commitments and Contingencies

The Company entered into a lease agreement for office space effective March 1, 2003. The initial lease term expired on March 31, 2006; however, the agreement provides two options enabling the Company to renew for periods of two and five years, respectively. On June 30, 2005, the Company exercised its first option to renew the lease for another two years starting April 1, 2006 thru March 31, 2008. The Company also entered into a one year lease agreement for additional space at its Greenwich location effective April 1, 2005 with one option enabling the Company to renew for a period of two additional years. On January 24, 2006 the Company exercised its option to renew the lease for two years starting April 1, 2006 thru March 31, 2008. At December 31, 2006 the approximate future minimum base rental payments under these leases are as follows:

Year ending December 31,	
2007	$172,657
2008	$43,164
Total	$ 215,821

The above amounts are future minimum base rental payments. The lease agreement additionally includes escalation provisions.

The Company entered into a Fully Disclosed Clearing Agreement on June 26, 2003 with Pershing LLC to act as clearing agent for U.S. equity trades. This agreement can be cancelled with prior 90 day notice by either party.

7. Income Taxes

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 2006, the Company had a deferred tax asset of $85,838. The deferred tax asset relates to depreciation expense which is not yet deductible for tax purposes.

8. Member's Equity

Member's equity increased by $ 222,484 in 2006 to account for excess tax benefits provided by the vesting of restricted shares held by the Company employees.

END